HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

02 FEB 20 AM 8:05

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

02015277

January 7, 2002

VIA NETWORK COURIER

Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Zhejiang Southeast Electric Power Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

Ladies and Gentlemen:

We refer to our letter to the SEC dated December 10, 2001 sent on behalf of Zhejiang Southeast Electric Power Company Limited (the "Company"), a company incorporated in Hangzhou under the laws of The People's Republic of China (the "PRC"), in order to claim the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") afforded to foreign private issuers under Rule 12g3-2(b) under the Act. The exemption is being sought so that unlisted American Depositary Receipts ("ADRs") representing the Company's Ordinary Shares (the "B Shares") with a nominal par value of RMB 1 per share may be registered under the Securities Act of 1933, as amended (the "Securities Act") on Form F-6. In response to your request we enclose herewith an English translation of the interim report 2001 of the Company.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Simon Luk

Enclosures
cc: Bank of New York

Timothy G. Hoxie, Esq.

Heller Ehrman White & McAuliffe LLP Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com

Hong Kong Singapore New York Washington, D.C. San Francisco Silicon Valley Los Angeles San Diego Seattle Portland Anchorage
Affiliated Carnelutti Offices: Milan Rome Paris Padua Naples

Zhejiang Southeast Electric Power Company Limited

Interim Report 2001

IMPORTANT The Board of Directors of the Zhejiang Southeast Electric Power Company Limited (the Company) guarantee that there are no false representations, misleading statements or material omissions in this Report. And they jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

The interim financial statements attached to this Interim Report have not been audited.

The text of this Interim Report is prepared in both Chinese and English. Should there be any discrepancies between the Chinese version and the English version, the Chinese version shall prevail.

(1) PARTICULARS OF THE COMPANY

1. Registered Name of the Company in Chinese:

   Registered Name of the Company in English:
   Zhejiang Southeast Electric Power Company Limited
   Abbreviation of the Company Name: ZSEPC
2. Registered Address of the Company:
   No.451 Fengqi Road, Hangzhou, Zhejiang, the People's Republic of China
   Postal Code: 310006
   Website Address: http://www.zsepc.com
   E-mail Address of the Company: webmaster@zsepc.com
3. Legal representative of the Company: Hu Jiangchao
4. Secretary to the Board of Directors of the Company: Dai Jiancheng
   Telephone No.: 86-571-87068779 ext.2658
   Facsimile No.: 86-571-87077321
   E-mail Address: djc@zsepc.com
5. Press Designated by the China Securities Regulatory Commission and selected by the Company: *Shanghai Securities*
   Website Address Designated by the China Securities Regulatory Commission: http://www.sse.com.cn
   Places of the Interim Report on File: Head Office of the Company, Shanghai Stock Exchange, London Stock Exchange and Herbert Smith (Hongkong)
6. Listing Place of B Shares: Shanghai Stock Exchange
   Abbreviation of B Shares: ZSEPC B Shares
   Code of B Shares: 900949
   Listing Place of GDRs: London Stock Exchange
   Code of GDRs: 0949QLT

(2) MAJOR FINANCIAL INDICES

1. Major Financial Indices in Comparison with Those in The Preceding Year

Unit: RMB yuan

Item	Jan.- Jun. 2001	Jan.- Dec. 2000	Jan.- Jun. 2000
Net Profit	351,866,282.41	621,708,729.65	363,174,209.50
Net profit after taking out non-recurring gain and loss	353,020,747.31	768,880,353.25	363,174,209.50
Earnings per share	0.175	0.31	0.18
Yield on net asset (%)	6.41	12.08	6.82
Net cash flow from operating activities per share	0.14	0.51	0.34
Item	30 June 2001	31 Dec. 2000	30 June 2000
Total assets	7,660,793,884.82	7,269,575,449.16	7,496,145,402.77
Debt ratio (%)	28.39	29.19	28.94
Shareholders' equity (excluding minority shareholders' equity)	5,486,167,177.10	5,147,463,767.90	5,327,109,247.75
Net asset value per share	2.73	2.56	2.65
Adjusted net asset value per share	2.73	2.55	2.65

2. Profit Statement for Current Reporting Period

	Yields on Net Assets (%)		Earning per Share (Yuan/share)	
	Diluted	Weighted Average	Diluted	Weighted Average
Principal operating income	10.69	11.01	0.29	0.29
Operating profit	9.36	9.64	0.26	0.26
Net profit	6.41	6.61	0.175	0.175
Net profit after taking out non-recurring gain and loss	6.43	6.63	0.176	0.176

Note 1: Methods for calculation of financial indices:

Earnings per share = Net profit / Total number of ordinary shares as at the end of the reporting period

Yield on net assets = Net profit / Shareholders' equity as at the end of the reporting period × 100%

Net assets value per share = Shareholders' equity as at the end of the report period / Total number of ordinary shares as at the end of the reporting period

Adjusted net assets value per share = (Shareholders' equity as at end of the reporting period Accounts receivable due after 3 years Deferred expenses Net loss on current and fixed assets pending disposal Organization expenses Long term deferred expenses Negative balance of housing revolving Fund) Total number of ordinary shares as at end of the reporting period

Net cash flow from operating activities per share = Net cash flow from

operating activities Total number of ordinary shares as at end of reporting period

Yield on net assets (Diluted) = Profit during reporting period Net assets as at period end

Earnings per share (Diluted)= Profit during reporting period Total number of shares as at period end

Weighted average yield on net assets = $P/(E_0+NP\div2+E_i\times M_i\div M_0—E_j\times M_j\div M_0)$

Where P means profit during reporting period; NP means net profit during reporting period; E_0 means net assets as at period beginning; E_i means newly-added net assets from newly-issued shares or shares converted form debt, etc during reporting period; E_j means net assets decrease from repurchase of shares or distribution of cash dividends, etc during reporting period; M_0 means number of months during reporting period; M_i means number of months from the month following addition of net assets to end of reporting period; M_j means number of months from the month following decrease of net assets to end of reporting period.

Weighted average earnings per share = $P/(S_0+S_l+S_i\times M_i\div M_0-S_j\times M_j\div M_0)$

Where P means profit during the reporting period; S_0 means number of shares as at period beginning; S_l means number of additional shares resulting from share capital converted from common reserve fund or share dividends distribution etc during reporting period; S_i means number of additional shares from newly-issued shares or shares converted from debt etc during reporting period; S_j means number of shares decreased from repurchase of shares or share curtailment during reporting period; M_0 means number of months during reporting period; M_i means number of months from the month following addition of shares to end of reporting period; M_j means number of months from the month following decrease of shares to end of reporting period.

Note 2: The non-recurring gain and loss taken out is the loss from the scrapping of

fixed assets amounting to RMB 836,774.18 yuan, and other non-operating income/expense amounting to RMB 317,690.72 yuan.

(3) CHANGES IN SHARE CAPITAL AND OVERVIEW OF SHAREHOLDINGS OF MAJOR SHAREHOLDERS

I. Movements of Share Capital

Unit: share

	Beginning Amount	Ending Amount
I. Non-negotiable Shares		
1. Promoter's shares	1,320,000,000	1,320,000,000
including: Shares owned by the State	1,315,000,000	1,315,000,000
Shares held by domestic legal persons	5,000,000	5,000,000
Shares held by foreign legal persons		
Other shares		
2. Legal person's shares by subscription		
3. Staff shares		
4. Preference shares and other shares		
Total number of non-negotiable shares	1,320,000,000	1,320,000,000
II. Outstanding Shares		
1. Domestically listed RMB ordinary shares		
2. Domestically listed foreign investment shares	690,000,000	690,000,000
3. Overseas listed foreign investment shares		
4. Other shares		
Total number of outstanding shares	690,000,000	690,000,000
III. Total number of shares	2,010,000,000	2,010,000,000

2. Shareholdings of Major Shareholders

Name of Shareholder	No. of Shares Held	Percentage of Shareholding
ZHEJIANG PROVINCIAL ELECTRIC POWER DEVELOPMENT COMPANY	799,963,200	39.80%
ZHEJIANG PROVINCIAL ELECTRIC POWER COMPANY	514,036,800	25.57%
TOYO SECURITIES ASIA LTD. A/C CLENT	9,260,800	0.46%
NAITO SECURITIES CO., LTD	8,573,000	0.43%
SCBHK A/C BROWN BROTHERS HARRIMAN & CO SUB A/C THE GREATER CHINA FUND INC	7,100,000	0.35%
HKSBCSB A/C STATE STREET BANK AND TRUST S/A THE CHINA FUND	4,000,000	0.20%
HKSBCSB S/A HSBC(NOM)S/A ABN AMRO BANK NV	4,000,000	0.20%
ZHEJIANG BADA COMPANY LTD	4,000,000	0.20%
BTCO A/C BRITISH AIRWAYS PENSION TRUSTEES LIMITED	3,000,000	0.15%
CHASE LDN S/A RBS BALANCED FUND	2,806,400	0.14%

Note: The shareholders holding more than 5% shares of the Company are Zhejiang Provincial Electric Power Development Company (ZPEPDC) and Zhejiang Provincial Electric Power Company (ZPEPC), both of which are major promoters of the Company. During this reporting period, their shares were not subjected to any pledge or freeze. And no affiliation or connection was found among the top 10 shareholders.

(4) RETROSPECT AND PROSPECT OF BUSINESS OPERATIONS

I. Production and Business Operations

The Company principally engages in investment in, development and operation of the power business. During this reporting period, the Company completed a total generation of 5.218 billion kwh comprising 4.337 billion kwh by Taizhou Power Plant and 0.881 billion kwh by Xiaoshan Power Plant, and a total electricity sale of 4.807 billion kwh comprising 3.995 billion kwh by Taizhou Power Plant and 0.812 billion kwh by Xiaoshan Power Plant, with the electricity sale accounting for 49.12% of the planned annual total sale. Compared with that of the previous year, the generation by the Company decreased by 138 million kwh, due largely to the increased planned outage in the first half of this year including the 3-month-long and the 1-month-long technical retrofit & maintenance for Unit 1 and Unit 7 of Xiaoshan Power Plant separately, which led to a decrease in generation.

While the exposure to Zhejiang Power Market increased to 20% this year, the actual settlement price of the Company's power sale reached RMB 0.341 yuan/kwh in this reporting period, on a par with that over the same period of the preceding year. Within this reporting period, the Company made principal operating income of RMB 1,640 million yuan, principal operating profit of RMB 586 million yuan and net profit of RMB 352 million yuan, accounting for 50.73%, 54.72% and 50.79% of the annual forecast respectively. Compared with results over the same period of the preceding year, the Company's income and profit declined slightly, largely owing to generation reduction.

During this reporting period, the Company further increased its efforts in technical renovation. One of the major efforts was to refurbish the steam passage of Unit 1 of Taizhou Power Plant, which ended up with a capacity increase in Unit 1 from 125 MW to 135 MW and a drop in net coal consumption by 11.7 g/kwh. Likewise, the

Company will refurbish the other 125 MW generating units in the future.

In response to the mounting coal price in the first half of this year, a *Coal Supply Contract* for this year was signed between the Company and the Supplier following mutual contacts and amicable consultation. Based on the Contract, the contract price of the coal purchased by the Company this year will be basically kept to the price level prevailing at the end of the preceding year.

During this reporting period, the Company stepped up its capitalistic operation. To the extent permissible by the government policy, the Company cooperated with some trust investment company to engage in trust fund management so as to improve the efficiency of the idle fund of the Company. In addition, with the support of its parent companies, the Company entered into *Repayment Agreement for 2001 and Thereafter* with its parent companies to accelerate the loan repayment, reducing the 10-year repayment period in the original *Liabilities Contract* to 7 years, which allows the Company to repay the remaining loan in equal installments in 4 years following the prior 3 years' repayment. The shortening of repayment period will reduce the financial expenses of the Company.

II. Investment by the Company

1. Use of Proceeds Raised

The proceeds raised from the issuance of the company shares were invested in the directions just as set out in the Company's Prospectus. All investment stated in the Prospectus has been completed to date. The surplus fund raised is currently deposited in the bank. Not capital was newly raised in this reporting period.

2. Other Investment

(1) Changxing Power Plant Project Phase IV

The Company holds 65% of the equity of Changxing Power Plant Project Phase IV consisting of 2x300 MW generating units. The feasibility study report of the Project was approved by the State Economic & Trade Commission in Document Guo Jingmao Touzhi [2001]460 dated 16 May 2001. The construction of the Project has now officially commenced. It is anticipated that Unit 1 will be commissioned at the end of 2002, and Unit 2 about mid-2003. The capital contribution by the Company is RMB 396,500,000.00 yuan, accounting for 65% of the registered capital totaling RMB 610,000,000 yuan of Zhejiang Changxing Power Generation Co. Ltd, the company stemming from Changxing Power Plant Project Phase IV, which is now going through the formalities for the registration with the industrial & commercial authorities. Ending on 30 June 2001, the cumulative payment advanced by the Company for the pre-construction expenses had amounted to RMB 396,500,000.00 yuan.

(2) Jiaxing Power Plant Phase II

The Company holds 24% of the equity of Jiaxing Power Plant Phase II consisting of 4x600 MW generating units. The equity of the Project accounts for 25% of the planned total investment amounting to RMB 11 billion yuan. Ending on 30 June 2001, the cumulative payment advanced by the Company for the pre-construction expenses had amounted to RMB 98,310,000.00 yuan. The Project viability will be

brought under review in the Shareholders' General Meeting after its feasibility study report gets clearance from the relevant state authorities.

III. Changes in Operating Environment

In accordance with supplementary stipulations on the trial operation of Zhejiang power market in 2001 stated in Document Zhe Dian Ban [2001]316 of ZPEPC, the market exposure increases from 15% to 20% in 2001, which means that a generator's contractual quantity decreases from 85% to 80% of his total power sale, and that the market transaction increases from 15% to 20% of his total power sale.

IV. Plan for Second Half of 2001

1. Sticking to the working guideline dependent on safe production, centered around economic profit, oriented toward power market development and taking advantage of the favorable conditions created by the rapid power consumption growth in Zhejiang, the Company will make sustained efforts to strengthen production management and increase generation profit in order to ensure the fulfillment of the annual profit target.
2. Pursuant to the requirement to regularize listed companies, further move will be made to improve the corporate legal person management structure, deepen the corporate reform, complete corporate labor, personnel and distribution systems and expedite innovations in management systems to establish a scientific management regime conducive to the development of the Company under the new circumstances.
3. Further efforts will be made to follow the corporate development strategy to boost the development of the core business relying on the robust backing of the parent companies. At the same time, good feasibility studies for investment in various projects will be carried out in an attempt to create new profit centers.

(5) IMPORTANT EVENTS

I. The Board of Directors of the Company decided not to pay interim dividends for the first half of 2001, nor to convert any common reserve fund into additional shares.

II. The Profit Distribution Plan 2000 of the Company was to make a distribution of cash dividends of 0.218 yuan per share (including tax). Entrusted by the Company, Shanghai Central Securities Registration & Settlement Corp. started on 21 June 2001 to distribute the dividends of B shares converted to US dollars on behalf of the Company. The dividends of the domestic shareholders have been credited to the designated accounts by the Company directly.

III. The Company was not subjected to any major events of litigation or arbitration in this reporting period.

IV. The Company was not involved in any acquisition, merger or assets reshuffle in this reporting period.

V. Important Related Transactions

1. Commodity Sale and Purchase

Related Party	Relationship	Related Transaction	Transaction Price	Amount
ZPEPC	The 2nd largest shareholder of the Company	As the single buyer of Zhejiang power market, ZPEPC purchases all the electricity sold and delivered to the grid by the Company.	The contractual quantity is settled at the price approved by Zhejiang Provincial Pricing Bureau, while the bidding quantity is settled at the market price.	In this reporting period, the income of the Company from the electricity sale amounts to RMB 1,639,633,895.83 yuan, accounting for 100% of the Company's principal operating income.
Zhejiang Fuxing Power Fuel Co. (ZFPFC)	ZPEPC's subsidiary i.e. Zhejiang Power Fuel Co.(ZPFC) is a majority shareholder of ZFPFC. The Company is also one of the shareholders of ZFPFC.	As per *Agreement on Assignment of Contractual Rights & Obligations* between ZPFC, ZFPFC and the Company, the role of ZPFC as a coal supplier was transferred to ZFPFC.	The coal price shall be not higher than that of the same type of coal sold in Zhejiang power sector, and shall be set based the coal quality.	In this reporting period, the Company made the payment for coal purchase amounting to RMB 624,203,032.83 yuan.

2. Accounts Receivable/Payable in Connection with Related Parties

Item and Name of Enterprise	Balance at Period End		Percentage(%) of Total Receivables /Payables	
	Current Period	Previous Year End	Current Period	Previous Year End
Account receivable				
ZPEPC	72,376,082.01	66,784,304.41	100	100
Other receivables				
Preparation office of Zhejiang Changxing Power Generating Company Limited (Note 1)	396,500,000.00	139,510,361.04	72.30	78.96
Preparation office of Jiaxing Power Plant Phase II (Note 2)	98,310,000.00	-	17.93	-
Account payable				
Zhejiang Fuxing Power Fuel Company Ltd	94,103,648.43	107,814,783.50	70.52	80.29

Remarks: The accounts receivables is the outstanding electricity charges for the last 10 days of June this year.

Note 1: This Office is for purposes of the preparation prior to establishment of Zhejiang Changxing Power Generating Company Limited. Pursuant to the Shareholder's Agreement on Establishment of Zhejiang Changxing Power Generating Company Limited for Investment in Construction of Two 300MW Coal-fired Generating Units signed between the Company and ZPEPDC on 22nd November 1999, the percentage of capital contribution from the Company is 65%. Up to 30 June 2001, the cumulative payment advanced by the Company for the pre-construction expenses had amounted to RMB 396,500,000.00 yuan.

Note 2: This Office is for purposes of the preparatory work leading up to establishment of Zhejiang Jiahua Power Generation Company Limited. Pursuant to the Shareholder's Agreement signed between the Company, ZPEPDC, ZPEPC, Beijing Guohua Electric Power Co. Ltd, the State Power

East China Company and Zhejiang Provincial Electric Power Construction Co., the percentage of capital contribution by the Company is 24%. Ending on 30 June 2001, the cumulative payment advanced by the Company for the pre-construction expenses had amounted to RMB 98,310,000.00 yuan

VI. The Company is independent of its controlling shareholders in terms of employees, assets and finance.

In respect of employees, all senior management of the Company such as General Manager, Deputy General Managers, Chief Accountant and Secretary to the Board of Directors are full-time personnel with their salaries paid by the Company. The Company signed *Employment Contract* with each employee. A set of labor, personnel and salary management system was introduced in the Company.

In respect of assets, the Company owns independent production system, auxiliary systems and complementary facilities. All of the electricity generated by the Company is sold to ZPEPC, the single buyer in Zhejiang power market.

In respect of finance, the Company established an independent financial department complete with an accounting system, opened a separate bank account, pays taxes on its own and regularized its own economic activities in strict accordance with *Enterprise Accounting System*.

VII. Trusted Fund Management

As agreed in the 1st meeting of the 2nd Board of Directors of the Company, the Company is authorized to make investment in treasury bonds, securities, etc. with an amount of not more than RMB 300 million yuan. In this reporting period, the Company entered *Fund Management Agreement* with Zhejiang International Trust Investment Corp. in compliance with the *Trust Law* and *Methods for Management of Trust Investment Companies*.

Amount in RMB yuan	Term	Conditions of Agreement	Gains
150,000,000.00	1 year	The risk relating to the operations of the trust fund rests with the Company. The trust company will claim a service charge in case of realization of profit.	Not yet reach maturity
150,000,000.00	1 year	The risk relating to the operations of the trust fund rests with the Company. The trust company will claim a service charge in case of realization of profit.	Not yet reach maturity

VIII. Implementation of Commitment

As disclosed in the Annual Report 2000, the Company will invest in Jiaxing Power Plant Phase II. The Company has been involved in the preparatory work for the Project in this reporting period. Refer to the section entitled "Investment by the Company" herein for details.

IX. In this reporting period, the Company has not engaged in any trust management, or contractual operation of the assets of other companies. Nor did other companies engage in trust management or contractual operation of the Company's assets.

X. The accounting firms appointed by the Company remained Zhejiang Pan-China Accountants and Pricewaterhousecoopers China Limited in this reporting period without change.

XI. The Company was not subjected to any external guarantees in this reporting period.

XII. Other Important Events

1. With the approval of the Zhejiang provincial government, Zhejiang Provincial Energy Group Corp. (ZPEGC) was formed on the basis of ZPEPDC and Zhejiang Coal Group in February 2001. It is a vehicle at the provincial level to operate the state assets in the energy sector. As recommended by ZPEPDC and approved in the Shareholders' General Meeting 2000 and the 11th meeting of the second Board of Directors of the Company, Board Chairman of ZPEGC, Mr. Hu Jiangchao, was appointed as Board Chairman of the Company.

2. To follow up the accelerated loan repayment to the parent companies in the last 2 years, the Company, ZPEPDC and ZPEPC entered into *Repayment Agreement for 2001 and Thereafter* in this reporting period. Pursuant to this Agreement, the debt balance as at the end of 2000 will be repaid in equal installments in 4 years (from 2001 to 2004). The amount falling due this year will be RMB 326, 060,000 yuan, of which the debt principal of RMB 163,030,000 yuan has been repaid by the Company in this reporting period.

(6) FINANCIAL STATEMENTS (UNAUDITED)

I. Financial Statements (Attached hereunder)

II. Notes to Financial Statements (Unit: RMB yuan)

1. Principal Accounting Policies, Assumptions and Method for Preparation of Consolidated Financial Statements Adopted by the Company

The Company originally followed *Enterprise Accounting Rules*, *Accounting System of Joint Stock Company Limited* and the stipulations supplementary thereto. As from 1 Jan. 2001, the Company has followed *Enterprise Accounting Rules*, *Enterprise Accounting System* and the stipulations supplementary thereto. As required by *Enterprise Accounting System*, the accounting policies underwent the following changes:

(1) Accounting of Trust Loan

A. The loan lent out by the financial institution as a trustee will be recorded in book as

per its actual amount;

B. The interest on the trust loan will in time be recorded as gain and loss; in case the recorded interest cannot be recouped when due, the recording will stop and the interest already recorded will be written off.

C. At the end of the term, the principal of the trust loan or the recouped amount, whichever is lower, will be accounted for. If the recouped amount is lower than the principal of the trust loan, the devaluation reserve will be provided to cover the difference.

(2) Accounting of Fixed Assets

At the end of the reporting period, if the recoverable amount of the fixed assets is lower than its book value due to dipping market price, technological obsolescence, damage or long-time disuse, the reserve for devaluation of fixed assets will be provided to cover the difference.

(3) Accounting of Construction in Progress

If there are evidences manifesting devaluation of Construction in Progress at the end of the reporting period, that is, the recoverable amount is lower than the book value, the reserve for devaluation of Construction in Progress will be appropriated to cover the difference.

(4) Accounting of Intangible Assets

The potential of an intangible asset to bring profit in future to the company will be evaluated at the end of the reporting period. If the forecast recoverable amount of an intangible asset is lower than its book value, the reserve for devaluation of the intangible asset will be appropriated to cover the difference.

(5) Accounting of Long-term Deferred Expenses

A. The long-term deferred expenses will be stated as per its actual expenditure, and will be amortized by equal installments over its whole useful term.

B. The expenditure incurred in the construction period (excluding formation of fixed assets) will first be stated as long-term deferred assets. After the project goes into production, its lump sum will be stated as the gain and loss at the production commencement month.

(6) Accounting of Land Use Right

The land use right already acquired will be stated in the account of "fixed assets".

2. Statement of Changes in Accounting Policies and Assumptions as well as Correction of Major Accounting Errors

The original accounting policies followed by the Company do not require provision of the devaluation reserves for trusted loan, fixed assets, construction in progress or intangible assets at the end of reporting period. Pursuant to *Enterprise Accounting System* and relevant stipulations of Document Cai Kuai [2001]17 of Ministry of Finance (MOF), starting from 1 Jan. 2001, the devaluation reserves for the above assets will need to be earmarked as per the difference between their recoverable amounts and their book values as at the end of the reporting period when the recoverable are lower than the book values. And retroactive adjustment need to be made accordingly. As the Company decided to make an examination of the fixed assets at the end of this year, no devaluation reserve for the fixed assets was set up at the end of this reporting period. As neither devaluation in construction in progress or intangible assets nor trusted loan occurred in this reporting period, no devaluation reserves for the above were made at the end of the reporting period. So such changes in the accounting policies produced no

effect as yet.

The original accounting policies followed by the Company allow the expenses incurred during erection of generating units to be amortized evenly over a period of 5 years from the month when the units go into production, with the amortization at year beginning amounting to RMB 1,431,534.92 yuan. As this amount is relatively small, it is entered into the current gain and loss for this reporting period, which reduced the current net profit by RMB 1,431,534.92 yuan.

3. Effects of New Accounting Rules and Supplementary Stipulations on Financial Position and Operating Results of the Company in 2000

The implementation of the new accounting rules exerted no effect on the financial position and operating results of the Company in 2000 because no accounting items required any retroactive adjustment in this reporting period in accordance with the new accounting rules, systems and the stipulations supplementary thereto.

4. Taxes

(1) Value added tax: at a rate of 17%

(2) Operating tax: at a rate of 5%

(3) Urban maintenance & construction tax: at a rate equal to 7% of the turn-over tax payable

(4) Education surtax: at a rate equal to 4% of the turn-over tax payable

(5) Income tax: As approved by Zhejiang Provincial Government with Document Zhe Zheng Fa [1997]102 and notified by Ministry of Finance with Document Cai Shui [2000]99, the Company will pay the income tax at 33%, of which 18% of the local income tax will be refunded by the local finance department.

5. Holding Subsidiaries and Joint Ventures

The Company has no holding subsidiaries or joint ventures in this reporting period.

6. Notes to Items of Financial Statements

a. Notes to the Balance Sheet

(A) Monetary assets Ending balance: 1,436,056,512.58

i. Details

Item	Beginning Amount	Ending Amount
Cash	2,264.90	10,337.40
Bank deposits	1,626,559,416.50	1,434,336,739.27
Other monetary assets	348,864.13	1,709,435.91
Total	1,626,910,545.53	1,436,056,512.58

ii. Monetary assets in foreign currency

Beginning Amount			Ending Amount		
Original currency (USD)	Exchange rate	Equivalent to RMB yuan	Original currency (USD)	Exchange rate	Equivalent to RMB yuan
148,904,140.15	8.2781	1,232,643,362.57	150,746,734.13	8.2770	1,247,730,718.39

(B) Short-term investment Ending balance: 300,000,000.00

Item	Beginning Amount			Ending Amount		
	Investment amount	Reserve for price decline	Book value	Investment amount	Reserve for price decline	Book value

Investment in stock	-	-	-	-	-	-
Investment in bonds	-	-	-	-	-	-
Short-term trust loan	-	-	-	-	-	-
Other investment	-	-	-	30,000,000.00	-	30,000,000.00 ·
Total	-	-	-	30,000,000.00	-	30,000,000.00

The ending balance of RMB 300,000,000.00 yuan is the amount under trust management pursuant to the *Agreement on Trust Management of Fund* between the Company and Zhejiang International Trust Investment Co.

(C) Accounts receivable Ending balance: 68,369,023.75

i. Account age analysis

Account age	Beginning Amount				Ending Amount			
	Balance	Percentage (%)	Allowance for bad debt	Book value	Balance	Percentage (%)	Allowance for bad debt	Book value
Within 1 year	66,784,304.41	100	4,007,058.26	62,777,246.15	72,376,082.01	100	4,007,058.26	68,369,023.75
Between 1 and 2 years	-	-	-	-	-	-	-	-
Between 2 and 3 years	-	-	-	-	-	-	-	-
More than 3 years	-	-	-	-	-	-	-	-
Total	66,784,304.41	100	4,007,058.26	62,777,246.15	72,376,082.01	100	4,007,058.26	68,369,023.75

ii. Due from the top 5 debtors

Name of Organization	Ending Balance	Time of debt incurred	Reason for debt
ZPEPC	72,376,082.01	June 2001	Electricity charges for the last 10 days of June 2001 has not been settled.
Subtotal	72,376,082.01		

iii. Due from major shareholders holding 5% or more of the Company's share capital

Name of Organization	Beginning Balance	Ending Balance
ZPEPC	66,784,304.41	72,376,082.01
Subtotal	66,784,304.41	72,376,082.01

(D) Other receivables Ending balance: 548,386,905.38

i. Account age analysis

Account age	Beginning Amount				Ending Amount			
	Balance	Percentage (%)	Allowance for bad debt	Book value	Balance	Percentage (%)	Allowance for bad debt	Book value
Within 1 year	135,868,803.06	76.89	8,152,128.19	127,716,674.87	511,467,275.20	91.33	8,152,128.19	492,315,147.01
Between 1 and 2 years	39,947,886.06	22.61	2,396,873.16	37,551,012.90	28,866,557.58	5.27	2,396,873.16	26,469,684.42
Between 2 and 3 years	315,675.58	0.18	18,940.53	296,735.05	17,940,000.00	3.27	18,940.53	17,921,059.47
More than 3 years	558,954.77	0.32	33,537.29	525,417.48	714,551.77	0.13	33,537.29	681,014.48
Total	176,691,319.47	100	10,601,479.17	166,089,840.30	558,988,384.55	100	10,601,479.17	548,386,905.38

ii. Due from the top 5 debtors

Name of Organization	Ending Balance	Nature of Debt	Duration of Debt	Reason for Debt
Preparation Office of Zhejiang Changxing Power Generating Company Limited	396,500,000.00	Provisional payment	Within 1 year, 1-2 years or 2-3 years	Advance payment for the pre-construction

				expenses
Preparation Office of Zhejiang Jiaxing Power Plant Phase 2	98,310,000.00	Provisional payment	Within 1 year	Advance payment for the pre-construction expenses
Interest on time deposit at bank	41,588,546.77	Receivable	Within 1 year	Not settled prior to maturity
Cost of purchase of employee housing of Xiaoshan Power Plant	3,365,568.17	Advance payment	Within 1 year	Not settled prior to maturity
PICC Life Insurance Company Jiaojiang Branch	2,538,000.00	Provisional payment	2-3 years	Not settled prior to maturity
Subtotal	542,100,180.85			

iii. There were no accounts due from major shareholders holding 5% or more of the Company's share capital

iv. The increase of RMB 382,297,065.08 yuan in the ending amount in comparison with the beginning amount was due to the increase of the provisional payment for the preparation expenses of Zhejiang Changxing Power Generating Company Limited and Zhejiang Jiaxing Power Plant Phase 2.

(E) Prepayments Ending balance: 21,089,896.90

i. Account age analysis

Account age	Beginning Amount		Ending Amount	
	Amount	Percentage(%)	Amount	Percentage(%)
Within 1 year	14,061,748.75	100	21,089,896.90	100
Between 1 and 2 years	-	-	-	-
Between 2 and 3 years	-	-	-	-
More than 3 years	-	-	-	-
Total	14,061,748.75	100	21,089,896.90	100

ii. Due from the top 5 debtors

Name of Organization	Ending Amount	Duration of debt	Reason for debt
Shanghai Steam Turbine Co., Ltd.	12,300,000.00	Within 1 year and 1-2 years	Prepayment for material
Zhejiang Provincial No.5 Construction & Engineering Company Taizhou Branch	2,200,000.00	Within 1 year and 1-2 years	Prepayment for material
Beijing Helishi System Engineering Co., Ltd	1,575,000.00	Within 1 year	Prepayment for material
Xinhua Control Engineering Co., Ltd.	975,000.00	Within 1 year	Prepayment for material
Jiangsu Gold Goat Power Source and Environmental Engineering Co., Ltd.	537,000.00	Within 1 year	Prepayment for material
Subtotal	17,587,000.00		

. There were no accounts due from main shareholders holding 5% or more of the Company's share capital.

(F) Inventories/ Reserve for price decline

Ending balance: 87,938,336.78/0.00

i. Details

Item	Beginning Amount			Ending Amount		
	Balance	Reserve for price decline	Book value	Amount	Reserve for price decline	Book value
Materials in transit	3,610,957.39	-	3,610,957.39	1,932,153.48	-	1,932,153.48
Raw materials	62,993,864.78	-	62,993,864.78	37,256,033.58	-	37,256,033.58
Fuel	39,471,262.82	-	39,471,262.82	38,722,243.90	-	38,722,243.90
Low-cost consumables	672,170.81	-	672,170.81	574,988.27	-	574,988.27
Spare parts	9,332,209.98	-	9,332,209.98	9,452,917.55	-	9,452,917.55
Total	116,080,465.78	-	116,080,465.78	87,938,336.78	-	87,938,336.78

ii. The ending sound value of the inventory is determined as per the net realizable value of a single inventory item. The reserve for price decline was allocated based on the cost or the market value, whichever is lower. As the analysis indicated that no ending inventories were higher than their realizable values, no reserve for price decline was allocated.

(G) Deferred expenses Ending balance: 5,898,727.71

Category	Beginning Amount	Increase during this period	Amortization during this period	Ending Amount
Property Insurance Premium	-	3,722,055.55	1,376,527.84	2,345,527.71
Medical Insurance Premium	-	7,106,400.00	3,553,200.00	3,553,200.00
Total	-	10,828,455.55	4,929,727.84	5,898,727.71

(H) Long-term equity investment Ending balance: 1,025,794,000.00

i. Details

Item	Beginning Amount	Increase during this period	Decrease during this period	Ending Amount
Stock investment	1,004,894,000.00	-	-	1,004,894,000.00
Other equity investment	20,900,000.00	-	-	20,900,000.00
Total	1,025,794,000.00	-	-	1,025,794,000.00

ii. No changes occurred to the long term equity investment of the Company for this reporting period.
iii. No difference of long term equity investment occurred in the Company.
iv. It was found through analysis that the investee companies operated well, which dispensed with the need to allocate reserve for devaluation.

(I) Fixed assets / accumulated depreciation

Ending balance: 6,809,087,639.35/2,786,545,592.65

i. Original cost of fixed assets

(i) Details

Category	Beginning Amount	Increase during this period	Decrease during this period	Ending Amount
Housing and buildings	1,793,066,518.12	247,165,365.20	0.00	2,040,231,883.32
General equipment	482,943,707.03	1,833,101.00	783,420.00	483,993,388.03
Special Equipment	4,208,255,125.59	41,487,630.92	36,795,760.00	4,212,946,996.51
Vehicles	33,341,836.93	2,234,818.40	1,001,190.00	34,575,465.33
Other Equipment	36,222,101.38	1,117,804.78	0.00	37,339,906.16
Total	6,553,829,289.05	293,838,720.30	38,580,370.00	6,809,087,639.35

(ii) The increase in the reporting period includes the amount of RMB 41,158,195.19 yuan transferred from the completion of Construction in Progress, and the amount of RMB 246,969,027.20 yuan transferred from the developed land use rights.

(iii) The above fixed assets were not used for mortgage or guarantee.

(iv) There was no fixed assets rented on financial lease in the above fixed assets.

(V) There was no swap of fixed assets with other organizations.

ii. Accumulated depreciation

Category	Beginning Amount	Increase during this period	Decrease during this period	Ending Amount
Housing and buildings	485,634,112.07	66,169,811.87	0.00	551,803,923.94
General Equipment	213,499,092.90	5,916,484.65	762,885.57	218,652,691.98
Special Equipment	1,850,988,679.60	173,223,389.79	35,632,217.79	1,988,579,851.60
Vehicles	17,251,844.41	2,315,917.71	930,703.96	18,637,058.16
Other Equipment	6,914,029.68	1,958,037.29	0.00	8,872,066.97
Total	2,574,287,758.66	249,583,641.31	37,325,807.32	2,786,545,592.65

iii. Net value of fixed assets

Category	Beginning Amount	Ending Amount
Housing and buildings	1,307,432,406.05	1,488,427,959.38
General equipment	269,444,614.13	265,340,696.05
Special Equipment	2,357,266,445.99	2,224,367,144.91
Vehicles	16,089,992.52	15,938,407.17
Other Equipment	29,308,071.70	28,467,839.19
Total	3,979,541,530.39	4,022,542,046.70

iv. As the Company had an examination of its fixed assets, no devaluation reserve for fixed assets in this reporting period.

(J) Construction in progress Ending balance: 140,300,706.07

i. Details

Name of project	Beginning Amount	Increase	Transferred to fixed assets in this reporting period	Other decrease in this reporting period	Reserve for price decline	Ending Amount
Projects related to Units 1-8 of Taizhou Power Plant	17,942,729.10	126,318,895.41	38,770,941.00	916,575.29	-	104,574,108.22
Xiaoshan Power Plant	2,269,185.89	15,146,323.24	2,317,492.19	2,584,066.09	-	12,513,950.85
Head office of the Company	22,342,953.00	869,694.00	-	-	-	23,212,647.00
Total	42,554,867.99	142,334,912.65	41,088,433.19	3,500,641.38	-	140,300,706.07

ii. The increase in the ending amount in comparison with the beginning amount is mainly due to the increase of RMB 67,508,034.12 yuan from the major overhaul of generating units and the implementation of technical renovation projects and science-technology research projects.

iii. There was no capitalized interest in this reporting period.

iv. As no devaluation in construction in progress occurred, no devaluation reserve was appropriated.

(K) Intangible assets Ending balance: 3,672,900.47

i. Details

Category	Original amount	Beginning Amount	Increase	Transferred out in reporting period	Amortization	Reserve for price decline	Ending Amount	Remnant amortization Period (year)
Land use right	246,969,027.20	228,758,432.65	413,448.00	226,960,468.11	2,211,412.54	-	-	-
Others	5,622,837.47	4,143,749.20	14,800.00	-	485,648.73	-	3,672,900.47	3.15-6.5
Total	252,591,864.67	232,902,181.85	428,248.00	226,960,468.11	2,697,061.27	-	3,672,900.00	

ii. The amount of RMB 226,960,468.11 yuan transferred out of the intangible assets because of the developed land use right transferred to "fixed assets".

i. As no devaluation in intangible assets occurred, no devaluation reserve was appropriated.

(L) Long-term deferred expenses Ending balance: 741,062.48

i. Details

Item	Beginning Amount	Increase in this period	Amortization in this period	Ending Amount
Capital construction expenses pending write-off	1,431,534.92	-	1,431,534.92	-
Land rental charge	1,037,487.50	-	296,425.02	741,062.48
Total	2,469,022.42	-	1,727,959.94	741,062.48

ii. The capital construction expenses pending write-off amounting to RMB 1,431,534.92 yuan was transferred to the gain and loss for once.

(M) Short-term borrowings Ending balance: 500,000,000.00

i. Details

Category	Beginning Amount	Ending Amount
Mortgage loan	-	-
Guaranteed loan	-	-
Credit loan	-	500,000,000.00
Total	-	500,000,000.00

ii. The ending amount of RMB 500,000,000.00 was borrowed to serve as the short-term revolving fund for the Company's production activities.

(N) Accounts payable Ending balance: 133,437,394.07

There were no accounts due to major shareholders holding 5% or more of the Company's share capital.

(O) Dividends payable Ending balance: 0.00

The beginning amount of dividends payable RMB 438,180,000.00 yuan in accordance with the Profit Distribution Plan 2000 determined by the Board of Directors of the Company on 25 Mar. 2001 was completely paid during this reporting period.

(P) Tax payable Ending balance: 162,200,499.87

Category	Beginning Amount	Ending Amount
VAT	30,703,404.36	42,300,838.24
Business tax	3,316.00	-
Urban maintenance & construction tax	9,525,480.83	6,944.441.44
Corporate income tax	33,114,047.64	112,906,839.19
Individual income tax	361,851.00	48,381.00

withheld		
Total	73,708,099.83	162,200,499.87

(Q) Other accounts payable Ending balance: 51,538,919.08

i. There were no accounts due to major shareholders holding 5% or more of the Company's share capital.

ii. Other large-amount accounts payable (representing 10% and above of the project cost)

Name of Organization	Nature and Description	Amount
Corporate Medical insurance premium	Insurance premium payable	13,469,921.57
Construction organizations involved in Units 7 and 8	Last payment for Phase IV project	9,082,558.01
Educational funds for staff and workers	Balance	5,933,609.60
Subtotal		28,486,089.18

(R) Pre-allocated expenses Ending balance: 58,206.833.17

Category	Beginning Amount	Increase in this period	Amortization in this period	Ending amount
Units overhaul expenses	-	58,206,833.17	-	58,206,833.17
Property insurance premium	-	969,000.00	969,000.00	-
Total	-	49,216,500.04	969,000.00	58,206,833.17

(S) Long-term liabilities due within one year Ending balance: 163,030,000.00

The beginning amount was RMB 326,060,000.00 yuan. Pursuant to *Repayment Agreement for 2001* entered into between the Company, ZPEPC and ZPEPDC, the long term liabilities due within 1 year repaid by the Company in this reporting period amounts to RMB 163,030,000.00, hence the ending balance RMB 163,030,000.00 yuan.

(T) Long-term borrowings Ending balance: 978,180,000.00

Lending Organization	Ending Amount	Term of Borrowings	Rate per annum	Lending Conditions
East China Electric Power Group Finance Company Limited	739,761,000.00	Dec.1999—Dec.2004	7.2%	Credit
Shanghai Pudong Development Bank Hangzhou Branch	238,419,000.00	Dec.2000—Dec.2004	7.2%	Credit
Total	978,180,000.00			

The ending balance is the balance of ZPEPC's and ZPEPDC's trusted borrowings. Pursuant to entered into between the Company, ZPEPDC and ZPEPC, the term of repayment of ZPEPC's and ZPEPDC's long-term loan is reduced to 7 years. That is, to follow up the Company's loan repayment activities in the past 3 years from 1998 to 2000, the remaining debt will be repaid in equal installments in 4 years from 2001 to 2004. The amount of RMB 326, 060,000 yuan repayable in 2001 as per *Repayment Agreement* was transferred to long-term liabilities due within one year, with the balance being RMB 978,180,000.00.

(U) Other long-term liabilities Ending Balance: 0.00

The beginning amount of RMB −13,162,873.21 yuan is the balance of the housing revolving fund. Pursuant to the relevant stipulations of Ministry of Finance, the beginning amount of undistributed profit in 2001 was adjusted, hence the balance zero.

(V) Share capital Ending balance: 2,010,000,000.00

No change occurred to the share capital in this reporting period.

(W) Capital reserve fund Ending balance: 1,863,272,079.51

No change occurred to the capital common reserve fund in this reporting period.

(X) Surplus reserve fund Ending balance: 509,827,566.16

i. Details

Item	**Beginning Amount**	**Increase during this period**	**Decrease during this period**	**Ending Amount**
Statutory common reserve fund	256,230,070.40	-	1,316,287.32	254,913,783.08
Discretionary common reserve fund	-	-	-	-
Statutory common welfare fund	256,230,070.40	-	1,316,287.32	254,913,783.08
Total	512,460,140.80	-	2,632,574.64	509,827,566.16

ii. The decrease in this reporting period is attributable to the adjustment to the undistributed profit at the period beginning based on the beginning debit balance of the housing revolving fund and the write-off of the relevant accounts of the owner's equity, as was approved in the Shareholders' General Meeting 2000.

(Y) Undistributed profit Ending balance: 1,103,067,531.43

The beginning amount was RMB 761,731,547.59 yuan. The increase resulting from the incoming transfer of the net profit realized in this reporting period and the adjustment to the beginning balance of the housing revolving fund.

b. Notes to main items of Profit Statement

(A) Profit from Other Operating Activities

Amount gained during the reporting period: 307,972.10

Type of activities	**Amount during the corresponding period of the previous year**	**Amount during this reporting period**

	Operating income	Operating expenses	Profit	Operating income	Operating expenses	Profit
Sale of materials	2,434,547.59	1,774,512.37	660,035.22	442,306.75	330,018.83	112,287.92
Labor income	215,586.78	93,487.63	122,099.15	212,201.90	16,517.72	195,684.18
Others	45,159.36	2,257.96	42,901.40	-	-	-
Total	2,695,293.73	1,870,257.96	825,035.77	654,508.65	346,536.55	307,972.10

(B) Administrative Expenses

Amount incurred during the reporting period: 66,790,011.45

The amount in the last period was RMB 44,721,564.28 yuan, while the amount in the current period is RMB 66,790,011.45. The increase is largely attributable to the increase in efficiency-linked bonuses paid out.

(C) Financial Expenses

Amount incurred during the reporting period: 6,478,760.91

Item	Amount during the corresponding period of the previous year	Amount during this reporting period
Interest expenses	63,405,708.00	45,506,940.70
Less: interest income	43,789,046.74	39,982,982.21
Exchange loss	762,199.52	285,629.26
Less: exchange gains	313,017.64	127,814.58
Others	1,173,001.02	796,987.74
Total	21,238,844.16	6,478,760.91

The decrease in financial expenses is largely attributable to the Company's effort to accelerate the repayment of long-term debt principal and reduce payment of interest accordingly.

(D) Non-operating net profit/expenses
("+" indicating net expenses, "-" indicating net income)

Amount incurred during the reporting period: 4,522,277.97

Item	Amount during the corresponding period of the previous year	Amount during this reporting period
Net loss in disposal of fixed assets	-	1,248,916.68
Expenditure for compensation, confiscation and penalty	9,375.27	17,693.14
Donation expenditure	-	500,000.00
Bonuses for military service	9,450.00	3,780.00
Payment of water conservancy special fund	-	2,799,196.03
Net amount	138,699.00	- 47,307.88
Total	157,524.27	4,522,277.97

7. The Relationship and Transactions with Related Parties

a. Relationship with Related Parties

(A) Related Parties with Controlling Relationship

i. Related parties with controlling relationship

Name of enterprise	Registered address	Principal activities	Relationship with the Company	Ownership	Legal representative
ZPEPDC	2 Jinzhu Road (South), Hangzhou	Raising capital for power construction and power development, sale of unplanned electricity generation	Major shareholder	State- owned	Shen Zhiyun
ZPEPC	2 Jinzhu Road (South), Hangzhou	Provision of electricity, organizing the design, construction of electricity generating, transmission and transformation projects	Major shareholder	State-owned	Chen Jimin
Preparation Office of Zhejiang Changxing Power Generating Company Limited [Note 1]					
Preparation Office of Zhejiang Jiaxing Power Plant Phase 2 Project [Note 2]					

Note 1: This Office is for purposes of the preparation prior to establishment of Zhejiang Changxing Power Generating Company Limited. Pursuant to the Shareholder's Agreement on Establishment of Zhejiang Changxing Power Generating Company Limited for Investment in Construction of Two 300MW Coal-fired Generating Units signed between the Company and ZPEPDC on 22nd November 1999, the percentage of capital contribution from the Company is 65%. Up to 30 June 2001, the cumulative payment advanced by the Company for the pre-construction expenses had amounted to RMB 396,500,000.00 yuan.

Note 2: This Office is for purposes of the preparatory work leading up to establishment of Zhejiang Jiahua Power Generation Company Limited. Pursuant to the Shareholder's Agreement signed between the Company, ZPEPDC, ZPEPC, Beijing Guohua Electric Power Co. Ltd, the State Power East China Company and Zhejiang Provincial Electric Power Construction Co., the percentage of capital contribution by the Company is 24%. Ending on 30 June 2001, the cumulative payment advanced by the Company for the pre-construction expenses had amounted to RMB 98,310,000.00 yuan.

ii. Registered Capital of Related Parties with Controlling Relationship and Their Movements

Name of enterprise	Beginning Amount	Increase in this period	Decrease in this period	Ending Amount
ZPEPDC	2,545,000,000.00	-	-	2,545,000,000.00
ZPEPC	5,884,501,000.00	-	-	5,884,501,000.00

iii. Shares or Equities Held by Related Parties with Controlling Relationship and Their Movements

Name of enterprise	Beginning Amount		Increase or decrease in this period (+, -)		Ending Amount	
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
ZPEPDC	799,963,200.00	39.80	-	-	799,963,200.00	39.80
ZPEPC	514,036,800.00	25.57	-	-	514,036,800.00	25.57

(B) Nature of Relationship with Related Parties without Controlling Relationship

Name of enterprise	Relationship with the Company
Zhejiang Fuxing Power Fuel Company Limited (ZFPFC)	Zhejiang Provincial Power Fuel Co, a wholly owned subsidiary of ZPEPC, is a majority shareholder of ZFPFC; the Company is one of the shareholders of ZFPFC.

b. Transactions between the Company and Related Parties

(A) Purchase of Commodities

Name of enterprise	Current reporting period		Same period of the previous year	
	Amount	Percentage of purchase during this reporting period (%)	Amount	Percentage of purchase during this reporting period (%)
Zhejiang Fuxing Power Fuel Company Limited	624,203,032.83	100	643,136,628.88	100

(B) Sale of Commodities

Name of enterprise	Current reporting period		Same period of the previous year	
	Amount	Percentage of sale during this reporting period (%)	Amount	Percentage of sale during this reporting period (%)
ZPEPC	1,639,633,895.83	100	1,695,339, 193.25	100

(C) Balance of Receivables and Payables of Related Parties

Item and name of enterprise	Ending Balance		Percentage out of total receivables (payables) (%)	
	Current reporting period	End of the previous year	Current reporting period	End of the previous year
Account receivable				
ZPEPC	72,376,082.01	66,784,304.41	100.00	100.00
Other receivables				
Preparation office of Zhejiang Changxing Power Co. Ltd.	396,500,000.00	139,510,361.04	72.30	78.96
Preparation office of Zhejiang Jiaxing Power				

Plant Phase 2	98,310,000.00	-	16.85	-
Account payable				
Zhejiang Fuxing Power Fuel Company Limited	94,103,648,43	107,814,783.50	70.52	80.29
Other payables				
ZPEPDC	-	90,000.00	-	0.18

8. Commitments

The Company and 5 investors namely ZPEPDC, ZPEPC, Beijing Guohua Power Co. Ltd, State Power East China Company and Zhejiang Provincial Electric Power Construction Co. jointly signed *Shareholders' Agreement* on 21 Nov.2000 to invest in the construction of Jiaxing Power Plant Phase II encompassing 4x600 MW generating units. The planned total investment in the Project is RMB 10,999,020,000 yuan, of which the equity will account for 25%. The capital contribution of the Company will account for 24% of the total registered capital of the power plant. Up to 30 June 2001, the Company had advanced payment for the pre-construction expenses amounting to RMB 98,310,000.00 yuan.

9. Other Important Events

(1) The Company and ZPEPDC signed *Shareholder's Agreement on Establishment of Zhejiang Changxing Power Generating Company Limited for Investment in Construction of Two 300MW Coal-fired Generating Units* on 22nd November 1999 to invest in the erection of two 300MW domestically made coal-fired generating units in Zhejiang Changxing Power Plant. The feasibility study report of the Project was approved by the State Economic & Trade Commission with Document Guo Jingmao Touzhi [2001]460 dated 16 May 2001. Based on the Articles of Association drawn up on 12 June 2001, the registered capital of the Project represents 25%, equal to RMB 610,000,000 yuan. The Company will contribute 65%, equal to RMB 396,500,000.00 yuan. Up to 30 June 2001, the Company had cumulatively advanced payment for the pre-construction cost of RMB 396,500,000.00 yuan. Right now the project company is being formed, which is applying for its Business License.

(2) Pursuant to MOF's Document Cai Kuai [2001]5 entitled *Notice on Stipulations Concerning Accounting Entries in Enterprise Housing System Reform*, the Company adjusted the beginning amount of undistributed profit for 2001 based on the balance of the housing revolving fund RMB –13,162,873.21 yuan as at 31 Dec. 2000. After the adjustment, there is zero balance of the housing revolving fund in the Balance Sheet 2001. In addition, after being approved by the Shareholders' Meeting 2000, some items of owner's equities were offset, of

which the statutory surplus reserve was offset by RMB 1,316,287.32 yuan, and the statutory welfare fund was offset by RMB 1,316,287.32 yuan.

10. Seasonal and Periodic Income

The Company has no seasonal or periodic income.

(6) DOCUMENTS AVAILABLE FOR INSPECTION

1. Interim Report affixed with the signature of Chairman of the Board
2. Financial statements affixed with the signatures of Chairman of the Board, Chief Accountant, personnel in charge of accounting and the stamp of the Company
3. All the originals of the documentation of the Company and the public announcements published in the newspaper designated by China Securities Regulatory Commission during this reporting period
4. Articles of Association of the Company
5. The Interim Report published on London Stock Exchange

The Board of Directors
Of
Zhejiang Southeast Electric Power Co., Ltd
August 4, 2001

Balance Sheet

As at 30th June, 2001

Prepared by: Zhejiang Southeast Electric Power Company Limited — Unit: RMB yuan

Assets	Line No.	Figures at beginning of year	Ending figures	Liabilities and shareholders' equity	Line No.	Figures at beginning of year	Ending figures
Current assets:				Current liabilities:			
Monetary assets	1	1,626,910,545.53	1,436,056,512.58	Short term borrowings	68		500,000,000.00
Short term investments	2		300,000,000.00	Bills payable	69		
Bills receivable	3			Accounts payable	70	134,285,905.79	133,437,394.07
Share dividends receivable	4			Advances receipts for goods	71		
Interests receivable	5			Salary payable	72	109,876,097.72	104,420,521.05
Accounts receivable	6	62,777,246.15	68,369,023.75	Welfare expenses payable	73	18,856,295.00	19,538,305.32
Other receivables	7	166,089,840.30	548,386,905.38	Dividends payable	74	438,180,000.00	
Prepayments for goods	8	14,061,748.75	21,089,896.90	Overdue tax	75	73,708,099.83	162,200,499.87
Subsidy receivable	9			Other payments due	80	5,449,386.45	4,074,235.16
Inventories	10	116,080,465.78	87,938,336.78	Other payables	81	50,678,769.68	51,538,919.08
Deferred expenses	11		5,898,727.71	Accruals	82		58,206,833.17
Long term investments in bond due within 1 year	21			Estimated liabilities	83		
Other current assets	24			Long term liabilities due within one year	86	326,060,000.00	163,030,000.00
Total current assets	31	1,985,919,846.51	2,467,739,403.10	Other current liabilities	90		
Long term investments:							
Long term equity investments	32	1,025,794,000.00	1,025,794,000.00	Total current liabilities	100	1,157,094,554.47	1,196,446,707.72
Long term debt investments	34			Long term liabilities:			
Total long term investments	38	1,025,794,000.00	1,025,794,000.00	Long term borrowings	101	978,180,000.00	978,180,000.00
Fixed assets:				Bonds payable	102		
Costs of fixed assets	39	6,553,829,289.05	6,809,087,639.35	Long term payables	103		
Less: Accumulated depreciation	40	2,574,287,758.66	2,786,545,592.65	Special payables	106		
Net value of fixed assets	41	3,979,541,530.39	4,022,542,046.70	Other long term liabilities	108	-13,162,873.21	
Less: reserve for decline of fixed assets	42			Total long term liabilities	110	965,017,126.79	978,180,000.00
Net amount of fixed assets	43	3,979,541,530.39	4,022,542,046.70	Deferred tax:			
Project material	44	394,000.00	4,066.00	Deferred tax credit	111		
Construction in progress	45	42,554,867.99	140,300,706.07	Total liabilities	114	2,122,111,681.26	2,174,626,707.72
Disposal of fixed assets	46		-300.00				
Total fixed assets	50	4,022,490,398.38	4,162,846,518.77	Shareholders' equity:			
Intangible assets and other assets:				Share capital	115	2,010,000,000.00	2,010,000,000.00
Intangible assets	51	232,902,181.85	3,672,900.47	Less: Returned investments	116		
Long term deferred expenses	52	2,469,022.42	741,062.48	Net value of share capital	117	2,010,000,000.00	2,010,000,000.00
Other long term assets	53			Capital reserve fund	118	1,863,272,079.51	1,863,272,079.51

Total intangible assets and other assets	60	235,371,204.27	4,413,962.95	Surplus reserve fund	119	512,460,140.80	509,827,566.16
				common welfare fund	120	256,230,070.40	254,913,783.08
Deferred tax:				Undistributed profits	121	761,731,547.59	1,103,067,531.43
Deferred tax debit	61			Total shareholders' equity	122	5,147,463,767.90	5,486,167,177.10
Total assets	67	7,269,575,449.16	7,660,793,884.82	Total liabilities and owners' interests	135	7,269,575,449.16	7,660,793,884.82

Profit Statement

January—June 2001

Prepared by: Zhejiang Southeast Electric Power Company Limited Unit: RMB yuan

Item	Line	January – June 2001	January – December 2000	January – June 2000
1. Income from principal operating activities	1	1,639,633,895.83	3,400,222,722.54	1,695,339,193.25
Less: Principal operating costs	4	1,032,670,525.13	2,180,731,997.054	1,067,624,326.43
Principal operating tax and surtax	5	20,724,647.08	41,046,695.69	20,789,910.92
2. Profit from principal operating activities (loss indicated by "-")	10	586,238,723.62	1,178,444,029.80	606,924,955.90
Add: Profit from other activities (loss indicated by "-")	11	307,972.10	1,323,939.76	825,035.77
Less: Operating expenses	13			
Administrative expenses	14	66,790,011.45	143,351,192.29	44,721,564.28
Financial expenses	15	6,478,760.91	29,233,832.75	21,238,844.16
3.Operating profit (loss indicated by "-")	18	513,277,923.36	1,007,182,944.52	541,789,583.23
Add: Investment income (loss indicated by "-")	19		11,896,563.01	419,000.00
Subsidy income	22			
Non-operating income	23	171,571.51	38,313.00	5,313.00
Less: Non-operating expenses	25	4,693,849.48	3,756,248.71	162,837.27
4.Gross profit (loss indicated by "-")	27	508,755,645.39	1,015,361,571.82	542,051,058.96
Less: Income tax	28	156,889,362.98	393,652,842.17	178,876,849.46
5.Net profit (loss indicated by "-")	30	351,866,282.41	621,708,729.65	363,174,209.50

Statement of Cash Flow

January – June 2001

Prepared by: Zhejiang Southeast Electric Power Company Limited   Unit: RMB yuan

Item	Line No.	Amount
1. Cash flow from operating activities:		
Cash received from sale of goods, supply of service	1	1,913,675,390.83
Refund of received rent	3	
Other received cash related to operating activities	8	32,864,396.58
Subtotal of cash inflow	9	1,946,539,787.41
Cash paid for purchased goods and labour services	10	826,543,063.11
Cash paid to and for the employee	12	123,110,403.11
Other taxes paid	13	297,831,211.07
Other paid cash related to operating activities	18	422,585,513.57
Subtotal of cash outflow	20	1,670,070,190.86
Net cash flow from operating activities	21	276,469,596.55
2. Cash flow from investment activities		
Cash received from investment recovery	22	
Cash received from acquirement of yield	23	
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	25	5,946.00
Other received cash related to investment activities	28	
Subtotal of cash inflow	29	5,946.00
Cash paid for building fixed assets, intangible assets and other long-term assets	30	20,212,860.22
Cash paid for investment	31	300,000,000.00
Other paid cash related to investment activities	35	
Subtotal of cash outflow	36	320,212,860.22
Net cash flow from investment activities	37	-320,206,914.22
3. Cash flow from financing activities		
Cash received by absorbing equity investment	38	
Cash received from borrowing	40	500,000,000.00
Other received cash related to financing activities	43	
Subtotal of cash inflow	44	500,000,000.00
Cash paid for repayment of debt	45	163,030,000.00
Cash paid for dividend or profit distribution	46	483,905,279.06
Other paid cash related to financing activities	52	
Subtotal of cash outflow	53	646,935,279.06
Net cash flow from financing activities	53	-146,935,279.06
4. Impact of foreign exchange fluctuation on cash	55	-181,436.22
5. Net increase in cash and cash equivalents	56	-190,854,032.95
Supplementary information		
1. Operational cash flow from net profit		
Net profit	57	333,643,682.41
Add: allocated allowance for assets decline	58	
Depreciation of fixed assets	59	229,575,082.22
Amortization of intangible assets	60	2,697,061.27
Amortization of long-term deferred expenses		
Decrease in deferred expenses (less: increase)	64	-5,898,727.71
Increase in pre-allocated expenses (less: decrease)	65	68,986,833.17

Loss in disposal of fixed assets, intangible assets and other long-term assets (less: income)	66	
Loss in retirement of fixed assets	67	1,248,916.68
Financial expenses	68	45,369,072.32
Loss in investment (less: income)	69	
Deferred tax credit (less: debit)	70	
Decrease in inventory (less: increase)	71	28,142,129.00
Decrease in operational receivable items (less: increase)	72	-454,265,679.12
Increase in operational payable items (less: decrease)	73	26,971,226.31
Others	74	
Net cash flow from operating activities	75	276,469,596.55
2. Investment and financing activities not involving cash income and expenditure		
Liabilities transferred to assets	76	
Transferable bonds of the Company due within 1 year	77	
Fixed assets by financing lease	78	
3. Net increase in cash and cash equivalents		
Ending balance of cash	79	1,436,056,512.58
Less: Beginning balance of cash	80	1,626,910,545.53
Add: Ending balance of cash equivalents	81	
Less: Beginning balance of cash equivalents	82	
Net increase in cash and cash equivalents	83	-190,854,032.95